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                       [SOMANETICS CORPORATION LETTERHEAD]




                                 April 14, 2005

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

         RE:   SOMANETICS CORPORATION - ANNUAL REPORT ON FORM 10-K
               FOR THE FISCAL YEAR ENDED NOVEMBER 30, 2004 AND QUARTERLY REPORT ON FORM 10-Q FOR THE FISCAL QUARTER ENDED
               FEBRUARY 28, 2005 (FILE NO. 000-19095)

Dear Sir or Madam:

         Somanetics Corporation (the "Company") hereby responds to the comments of the staff of the Division of Corporation Finance set forth in the letter dated April 13, 2005 from Kate Tillan to Bruce J. Barrett (the "Letter"). Set forth below is a summary of the Company's responses. The numbers of these responses correspond to the numbers of the comments in the Letter, a copy of which is attached.

RESPONSE LETTER FILED APRIL 11, 2005
------------------------------------

1. The Company hereby provides the three acknowledgements in the form requested in the Letter, both for purposes of the response to the Letter and for purposes of the response to the March 30, 2005 letter from Kate Tillan to Bruce J. Barrett. The Company acknowledges that

     - the Company is responsible for the adequacy and accuracy of the disclosure in its Annual Report on Form 10-K for the fiscal year ended November 30, 2004 and its Quarterly Report on Form 10-Q for the fiscal quarter ended February 28, 2005 (collectively, the "filings");

     - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

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Securities and Exchange Commission
April 14, 2005
Page 2

     - the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


         We appreciate your attention and assistance in connection with the filings. We trust you will find the enclosed responses to be satisfactory, but if you have any further questions or comments, please call the undersigned at
(248) 689-3050 x229.


                                       Very truly yours,

                                       /s/ WILLIAM M. IACONA

                                       William M. Iacona
                                       Vice President, Finance, Controller and
                                       Treasurer

WMI/rk
cc:  Kate Tillan (mail stop 0306)
     Tom Dyer (mail stop 0306)
     Daniel Gordon (mail stop 0306)
     National Association of Securities Dealers, Inc. (by EDGAR)
     Bruce J. Barrett
     Mary Ann Victor
     Robert Henry
     Michelle T. Collins
     Robert J. Krueger


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         [UNITED STATES SECURITIES AND EXCHANGE COMMISSION LETTERHEAD]


                                 April 13, 2005


Mail Stop 0306


Mr. Bruce J. Barrett
President and Chief Executive Officer
Somanetics Corporation
1653 East Maple Road
Troy, MI 48083-4208

      RE:   SOMANETICS CORPORATION
            FORM 10-K FOR THE FISCAL YEAR ENDED NOVEMBER 30, 2004
            FORM 10-Q FOR THE FISCAL QUARTER ENDED FEBRUARY 28, 2005 FILE NO. 000-19095

Dear Mr. Barrett:

      We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your future filings in response to those comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

RESPONSE LETTER FILED APRIL 11, 2005
------------------------------------

1. We note that you did not provide the three acknowledgements in the form previously requested. Accordingly, as indicated below, please provide all three acknowledgements in your response letter.


                                    * * * *

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Mr. Bruce J. Barrett
Somanetics Corporation
April 13, 2005
Page 2 of 2



      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

   - the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Tom Dyer, Staff Accountant, at (202) 824-5564 or me at
(202) 942-2861 if you have any questions. In this regard, do not hesitate to contact Michele Gohlke, Branch Chief, at (202) 942-7903.

                                          Sincerely,

                                          /s/ Kate Tillan

                                          Kate Tillan
                                          Assistant Chief Accountant